April 7, 2011

BY FAX AND U.S. MAIL

Keith F. Atkinson
Associate General Counsel, Asset Management Law
TIAA-CREF
8500 Andrew Carnegie Blvd.
Mail Stop C2-07
Charlotte, North Carolina 28262

> Re: TIAA Real Estate Account
> Initial Registration Statement on Form S-1
> File No. 333-172900

Dear Mr. Atkinson:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on March 17, 2011. The registration statement received a full review. Based on our review, we have the following comments. (Page numbers relate to the courtesy marked copy of the prospectus provided by the registrant.)

1. **General Comment**

    a. Please capitalize all defined terms throughout the prospectus.

    b. Please confirm supplementally that the registrant will supplement the prospectus to describe the effective date and nature of any change in the Account's valuation policies (as described on page 188).

2. **Facing Page**

    A footnote to the Calculation of Registration Fee table states that the registrant is "carrying forward securities which remain unsold but which were previously registered under the Prior Registration Statements for which filing fees were previously paid." Please include a note stating the dollar amount of the filing fee previously paid that is offset against the currently due filing fee, the file number of the earlier registration statement from which the filing fee is offset, and the name of the registrant and the initial filing date of that earlier registration statement. *See* rule 457(p).

3. **Prospectus Summary (p. 3)**

    Please remove the last sentence to the first italicized paragraph of this section as such disclosure is not appropriate for a prospectus.

4. **Summary of Expense Deductions (pp. 6 - 7)**

    a. Please explain supplementally why the registrant chose to reflect estimated expenses instead of using the expenses for the most recent fiscal year. Please also explain supplementally why the registrant choses to reflect a period other than the Account's fiscal year.

    b. Please explain in the preamble to the fee table that:

        i. The expenses are charged at cost; and

        ii. The table does not reflect any plan-related fees.

    c. Footnote 2 to the fee table notes that there are currently no fees for transfers, but that the Account reserves the right charge for transfers in the future. Please disclose in the table the maximum amount that may be charged. In addition, please move the transfer fee disclosure from footnote 2 as the fee does not relate to the Total Annual Expense of the Account.

5. **Summary of Risk Factors (pp. 8 - 9)**

    a. With respect to Regulatory Matters and Foreign Investments, please provide a fuller discussion of the risks as is done with the other risks associated with the Account.

    b. Please include the following additional risks as they relate to the principal investment strategies of the Account:

        i. Government and Government Agency Securities risk;

        ii. Market risk;

        iii. Credit risk; and

        iv. Interest Rate risk.

6. **Past Performance (p. 10)**

    a. Please revise the third sentence of this section for plain English (*i.e.*, replace "are calculated as a function of" with "reflects").

    b. Please consider including a broad-based index in the average annual total returns table so as to provide an investor some basis for comparison.

7. **Liquidity Guarantee (p. 11)**

The prospectus states that "[in] the event that the Account's level of liquidity is not sufficient to guarantee that Account participants may redeem their accumulation units, the TIAA General Account will purchase accumulation units issued by the Account (sometimes called "liquidity units") in accordance with its liquidity guarantee." Please clarity that liquidity refers to the ability to redeem accumulation units at their current valuation.

8. **The Contract (p. 12)**

With respect to the added paragraph:

a. Please clarify the expression "internal transfer".

b. Please explain the purpose of this limitation. (*e.g.*, does it cause enhanced liquidity risk or is it part of some suitability determination?)

9. **Death Benefits (pp. 13 and 123)**

Please confirm supplementally that there are plans that do not pay out a death benefit.

10. **Allocation Procedure (p. 46)**

Please clarify the expression "nondiscretionary mandates".

11. **Valuing the Accounts Assets (p. 55)**

Please clarify the period over which the actual net operating income earned is measured.

12. **Expense Deductions (p. 63)**

Please clarify that the deductions described in the last sentence of this section will only be assessed against new contract owners. If they can be assessed against current contract owners, please disclose the maximum fee in the fee table.

13. **Certain Relationships with TIAA (p. 64)**

Please explain supplementally how TIAA comes up with the cost of the liquidity guarantee.

14. **Transfers During the Annuity Period (p. 121)**

Please clarify what value is being transferred and clarify, to the extent applicable, that the investor will not lose any benefit (value) by engaging in the transfer.

15. Appendix B

If any property is not held in fee or is held subject to any major encumbrance, please state that it is not held in fee or is held subject to a major encumbrance and describe briefly how it is held as per item 102 of Regulation S-K.

16. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

17. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

18. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Branch Chief
Office of Insurance Products